EXHIBIT 99.03

EMPLOYMENT AGREEMENT

This Agreement is made by and between Bank of Marin, a California banking corporation (“Bank”) and Diane Bishofberger (“Executive”), is dated for reference purposes only as of July 31, 2017, and is made and is effective upon the effective date (“Closing Date”) of the acquisition of Bank of Napa, N.A. (“Napa”) by Bank of Marin (“Bank”)(the “Acquisition”), except for Section 9 which is effective as of July 31, 2017.

WHEREAS, in connection with the Acquisition, the Bank has agreed to assume the Executive’s Salary Continuation Agreement and the related Split Dollar Agreement and approved the pay-out of her employment agreement with Napa including the change of control payments provided therein;

WHEREAS, Bank desires to employ Executive in the capacity of First Vice President (Corporate Title) Senior Vice President and Market Manager (Market and Job Title), and Executive’s background, expertise and efforts are expected to contribute to the success and financial strength of the Bank; and

WHEREAS, the Bank wishes to assure itself of the opportunity to benefit from Executive’s services for the period provided in this Agreement and would not have entered into the Acquisition agreement with Napa nor agreed to the provisions referenced in the first “WHEREAS” clause without Executive’s entering into this Agreement, including the provisions of Section 9 hereof, and Executive wishes to serve in the employ of the Bank on a full-time basis solely in accordance with the terms hereof for such purposes; and

NOW, THEREFORE, in order to effect the foregoing, the parties hereto wish to enter into an employment agreement on the terms and conditions set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.                                      Definitions.

(a)                                 “Agreement” means this employment agreement and any amendments hereto complying with Section 13(a) hereof.

(b)                                 “Annual Incentive Payment” means the Executive’s contemplated annual incentive payment for a calendar year during the Term calculated using $140,000 as the base salary.  The initial target percentage will be thirty percent (30%), subject to The Bank’s Individual Incentive Plan and adjustment by the Bank.

(c)                                  “Cause” means:

(i)                                     Executive’s personal dishonesty, incompetence or willful misconduct;

(ii)                                  Executive commits an act or acts or an omission to act which constitutes: (a) a willful breach of duty in the course of Executive’s employment; (b) a habitual neglect of duty; (c) a willful violation of any applicable banking law or regulation; or (d) a willful violation of any policy, procedure, practice, method of operation or specific mode of conduct established by the Bank or as set forth in the Bank’s Employee Handbook or other policies;

(iii)                               Executive engages in activity which, in the opinion of the Bank, could materially adversely affect Bank’s reputation in the community or which evidences the lack of Executive’s fitness or ability to perform Executive’s duties as determined by the Bank, in good faith; or

(iv)                              Executive commits any act or acts or an omission to act which would cause termination of coverage under the Bank’s Bankers Blanket Bond as to Executive or as to Bank as a whole or any act, which would give rise to a colorable claim by the Bank under its Bankers Blanket Bond as determined by the Bank in good faith.

(d)                                 “Client” has the meaning given such term in Section 9(a).

(e)                                  “Competitive Enterprise” has the meaning given such term in Section 9(a).

(f)                                   “Confidential Information” has the meaning given such term in Section 9(b).

(g)                                  “Code” shall mean the Internal Revenue Code, as amended.

(h)                                 “Disability” means physical condition or mental illness resulting in Executive’s inability to perform the essential functions of her position with or without reasonable accommodation and shall be deemed to have occurred only after Executive becomes eligible to receive benefit payments pursuant to the Bank’s long-term disability insurance plan.

(i)                                     “Expiration” means the termination of this Agreement (including Executive’s employment hereunder) and of any further obligations of the parties (except as specified in this Agreement) upon completion of the Term.

(j)                                    “Guaranteed Incentive Payment” has the meaning given such term in Section 5(d).

(k)                                 “Person” means an individual, a group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, any unincorporated organization, a government or political subdivision thereof, or any other entity whatsoever.

(l)                                     “Restricted Territory” has the meaning given such term in Section 9(a).

(m)                             “Solicit” or “Solicited” has the meaning given such term in Section 9(a).

(n)                                 “Term” means the term of this Agreement as provided in Section 4.

(o)                                 “Termination” or “Terminate(d)” means the termination of Executive’s employment hereunder for any of the following reasons unless the context indicates otherwise:

(i)                                     Retirement by Executive;

(ii)                                  Death of Executive;

(iii)                               Disability;

(iv)                              Expiration;

(v)                                 Termination Without Cause;

(vi)      Termination for Cause; and

(vii)                           Resignation by Executive.

(p)                                 “Termination Without Cause” or “Terminate(d) Without Cause” means the cessation of Executive’s employment hereunder for any reason except:

(i)                                     Resignation;

(ii)                                  Termination for Cause;

(iii)                               Retirement;

(iv)                              Disability;

(v)                                 Death; or

(vi)                              Expiration.

2.                                      Employment. Notwithstanding any other provision to the contrary contained herein, it is agreed by the parties hereto that the Executive’s employment by the Bank hereunder shall be at-will, and that the Bank may at any time elect to terminate this Agreement and Executive’s employment for any reason by action of Bank’s President and CEO.  In this Agreement, notwithstanding the foregoing, in the event of any Termination Without Cause pursuant to Section 6 of this Agreement, all severance and other benefits provided for in Section 7 of this Agreement shall be provided by the Bank to the Executive and no other severance or other benefits shall be due or owing Executive.

3.                                      Position and Responsibilities. The Bank and Executive agree that, subject to the provisions of this Agreement, the Bank shall employ and the Executive shall serve as First Vice President, with a Market Title of Senior Vice President and Job Title of Market Manager for the Term of this Agreement.  Executive shall have such responsibilities, duties and authority as are generally associated with such positions and as may from time to time be assigned to the Executive by the President and CEO and / or the EVP Retail Banking that are consistent with such responsibilities, duties and authority.

4.                                      Term of Agreement. Executive’s employment hereunder will commence upon the effective date (“Closing Date”) of the Bank’s acquisition of Napa and will conclude 12 months thereafter (the “Term”).  This Agreement may be extended for additional terms  of one year each with the mutual consent of both parties.   Executive’s employment shall also terminate, and the Term of this Agreement will expire, upon Executive’s Termination. In the event that the Acquisition is terminated for any reason before being carried into effect, this Agreement will automatically terminate without any further action and without any liability of one party to the other.

5.                                                              Salary, Incentive Payment and Related Matters.

(a)                                 Salary. The Bank shall pay to the Executive a base salary of One Hundred Fifty-Four Thousand and 00/100 Dollars ($154,000.00) annually. Executive’s salary shall be payable at regular intervals in accordance with the Bank’s normal payroll practices now or hereafter in effect.

(b)                                 Adjustments to Salary. Executive’s base salary will be annually reviewed in April of each year in accordance with the Bank’s standard policy and may be adjusted, based upon such annual performance evaluation, on the anniversary of the effective date of this Agreement.

(c)                                  Annual Incentive Payment. The Executive’s Annual Incentive Payment is calculated according to the Bankwide Performance Measures and the Executive’s Individual Performance Measures and is subject to the Bank’s Individual Incentive Plan. Executive has the potential to earn an annual incentive payment of thirty percent (30%), subject to adjustment.

(d)                                 Guaranteed Incentive Payment. If Executive remains employed by the Bank on December 31, 2018, Executive shall be entitled to an Incentive Payment as described above in section 5(c) which shall be paid in 2019 at such time as the Annual Incentive Payments are made to all Bank employees. Executive will receive a guaranteed minimum Incentive Payment of $25,000 the “Guaranteed Incentive Payment”).

(e)                                  Reimbursement. During the period of the Executive’s employment hereunder, the Bank will reimburse the Executive in accordance with the Bank reimbursement policies for all reasonable, ordinary and necessary business expenses.

(f)                                   Benefit Plans. During the period of the Executive’s employment hereunder, the Executive shall be entitled to participate in any current or future benefits or compensation plans available to similarly situated employees or senior officers of the Bank in accordance with the terms of such plans, as they may be modified or eliminated from time to time.

(g)                                  Benefits Not in Lieu of Compensation. No benefit or perquisite provided to the Executive will be deemed to be in lieu of base salary, incentive payment or other compensation.

(h)                                 Equipment. The Bank will provide the Executive with all equipment needed to perform her duties and such equipment may be modified or eliminated from time to time.

(i)                                     Vacation Time.  During the term of this Agreement, Executive shall be entitled to up to five weeks of paid vacation time, with such vacation time accruing, carrying over year to year, and Executive’s use thereof, subject to Bank’s vacation policy.

6.                                      Termination.

(a)                                 Resignation, Retirement, Death or Disability.  Executive’s employment hereunder shall cease at any time by Executive’s resignation, or by Executive’s retirement, death or Disability.

(b)                                 Termination for Cause.  Executive’s employment shall cease upon a good faith finding of Cause by the Bank; provided, however, that Executive shall be given written notice of the Bank’s finding of conduct by Executive amounting to Cause for such termination.

(c)                                  Termination Without Cause.  Executive’s employment may be terminated Without Cause pursuant to this Section 6(c) upon 30 days’ notice for any reason, subject to the payment of all amounts required by Section 7 hereof.

(d)                                 Expiration.  Executive’s employment shall cease upon the expiration of the Term of this Agreement as provided in Section 4 hereof. Employment beyond the Term of this agreement will be negotiated between the parties.

(e)                                  Supervisory Suspension.  If the Executive is suspended and/or temporarily prohibited from participating in the conduct of the Bank’s affairs by a notice served under Sections 8(e) or (g) of the Federal Deposit Insurance Act or similar statute, rule or regulation, the Bank’s obligations under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings.  If the charges in the notice are dismissed, the Bank shall, (i) pay the Executive all of the compensation withheld while its obligations under this Agreement were suspended unless a lesser sum is provided for as part of any such dismissal and (ii) reinstate any of its obligations which were suspended except to the extent limited by an such dismissal.

(f)                                   Regulatory Removal.  If the Executive is removed and/or permanently prohibited from participating in the conduct of the Bank’s affairs by an order issued under Sections 8(e) or (g) of the Federal Deposit Insurance Act or similar statute, rule or regulation, all obligations of the Bank under this Agreement shall terminate as of the effective date of the order.

7.                                      Payments to Executive Upon Termination.

(a)                                 Death.  In the event of Termination of this Agreement due to Executive’s death, Executive’s spouse and/or estate (“Beneficiary”) shall be entitled to the benefits payable under the Executive’s Split Dollar Agreement.  The rights of Executive or a Beneficiary in connection with any stock grant, stock award or stock option granted to Executive shall be governed by the plan pursuant to which any such grant, award or option was granted and any related agreement. Executive’s rights under each employee benefit plan in which she participates will be determined in accordance with the terms of the plan.

(b)                                 Disability.  In the event of Termination of this Agreement due to Executive’s Disability, the Executive or Beneficiary shall be entitled to be paid all benefits in accordance with the terms and procedures of the Bank’s long-term disability policy.  The rights of Executive or a Beneficiary in connection with any stock grant, stock award or stock option granted to Executive shall be governed by the plan pursuant to which any such grant, award or option was granted and any related agreement.

(c)                                  Retirement.  In the event of Termination of this Agreement due to Executive’s retirement, Executive shall be entitled to all benefits generally available to Bank employees as of the date of such retirement, without reduction.

(d)                                 Resignation.  In the event of Executive’s resignation or upon Expiration, the Bank shall have no further obligations to Executive under this Agreement, except as may be expressly required by law.  Executive’s rights under each employee benefit plan in which she participates will be determined in accordance with the terms of the plan.

(e)                                  Cause. In the event Executive is Terminated for Cause, the Bank shall have no further obligations to Executive under this Agreement or otherwise, except as may be expressly required by law.

(f)                                   Without Cause.  Upon the occurrence of a Termination Without Cause, Executive shall be entitled to all benefits generally available, if any, to Bank employees as of the date of such Termination Without Cause, without reduction as well as the remainder of her base salary for any remaining portion of the Term.

(g)                                  All payments provided in this Section 7 shall be paid in cash from the general funds of the Bank, and no special or separate fund need be established and no other segregation of assets need be made to assure payment.  Bancorp shall have no obligation under this Agreement to make any payments to Executive and Executive agrees that all payments under this Agreement, including this Section 7, shall be the sole responsibility of the Bank.

(h)                                 The Bank and Executive agree that the payments being made under this Agreement represent reasonable compensation for services and that neither the Bank nor Executive will file any returns or reports which take a contrary position.

(i)                                     The receipt of the amounts described in this Section 7, if any, shall constitute Executive’s sole remedy for breach of this Agreement against the Bank and its officers, directors, employees and agents.

(j)                                    Limitation of Payment.  This Agreement, and any payments or benefits hereunder (including the indemnification benefits provided for in Section 12), are made expressly subject to and conditioned upon compliance with all federal and state law, regulations and policies relating to the subject matter of this Agreement, including but not limited to the provisions of law codified at 12 U.S.C. §1828(k), the regulations of the FDIC codified as 12 C.F.R. Part 359, and any successor or similar federal or state law or regulation applicable to the Bank.  Executive acknowledges that she understands the sections of law and regulations cited above and that the Bank’s obligations to make payments hereunder are expressly relieved if such payments violate any federal or state law or regulation applicable to the Bank.

8.                                      Limitation of Benefit/Golden Parachute Adjustment.   Notwithstanding anything in the foregoing to the contrary, if any payments provided for in this Agreement, together with any other payments which Executive has the right to receive from the Bank would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), the payments pursuant to this Agreement shall be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code, provided, however, that the determination as to whether any reduction in the payments under this Agreement pursuant to this proviso is necessary shall be made in good faith by the firm providing tax services to the Bank, and such determination shall be conclusive and binding on the Bank and Executive with respect to the treatment of the payment for tax reporting purposes.

9.              Confidentiality, Non-Solicitation and Non-Interference.

(a)                                 No Solicitation.  Executive agrees that for a two years period following the date hereof, Executive shall not, in any manner, directly or indirectly (without the prior written consent of the Bank): (i) Solicit any Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Bank or its affiliates, (ii) transact business with any Client that would cause Executive to be a Competitive Enterprise in the Restricted Territory, (iii) interfere with or damage any relationship between the Bank or its affiliates and a Client, (iv) make or affirm to any Person or Client, including but not limited to competitors and Clients of the Bank, (whether in or out of the Restricted Territory) any statement that disparages the Bank, or which reflects negatively upon the Bank, including but not limited to statements regarding its financial condition, products or services, or officers, directors, or employees or (v) Solicit anyone who is then an employee of the Bank or its affiliates (or who was an employee of the Bank or Napa or its affiliates within the six (6) months preceding such Solicitation) to resign from the Bank or its affiliates or to apply for or accept employment with any other Person; provided, however, that nothing contained in this Section 9(a) is intended to prohibit general advertising or Solicitation not directed at the current or prospective customers or employees of the Bank or its affiliates.    For purposes of this Section 9, “Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization or other entity of any kind or nature.  For purposes of this Agreement, “Competitive Enterprise” shall mean any activity customarily associated with commercial banking or lending or the operation of an institution the deposits of which are insured by the Federal Deposit Insurance Corporation, and the “Restricted Territory” shall mean the geographic area consisting of the California counties of Alameda, Marin, Sonoma, Napa and San Francisco.  For purposes of this Agreement, a “Client” means any client of Napa or its affiliates as of the date of this

Agreement, and after the Closing Date means a client of Bank or its Affiliates or any prospective client of Napa, the Bank or their affiliates who was solicited by Executive by or on behalf of Napa or the Bank within the twelve months prior to Executive’s termination, and “Solicit” or “Solicitation” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any Person to take or refrain from taking any action.

(b)                                 Confidentiality.  Executive hereby acknowledges that, as an executive of Napa until the Closing Date and Bank thereafter, she makes use of, acquires and adds to Confidential Information of a special and unique nature and value relating to Napa and Bank and their strategic plans, operations, financial condition and performance, and such Confidential Information are trade secrets of Napa and Bank.  Executive further recognizes and acknowledges that all Confidential Information is the exclusive property of Napa prior to the Closing Date and Bank thereafter, is material and confidential, and is critical to the successful conduct of the business of Bank.  Executive agrees to undertake the following obligations which Executive acknowledges to be reasonably designed to protect Bank’s legitimate business interests without unnecessarily or unreasonably restricting Executive’s ability to pursue a livelihood after her relationship with Napa or Bank has terminated.  Accordingly, Executive hereby covenants and agrees that from the date hereof she will use Confidential Information for the benefit of Napa and Bank only and shall not at any time (without the prior written consent of Bank), directly or indirectly, divulge, reveal or communicate any Confidential Information to any Person, or use any Confidential Information for her own benefit or for the benefit of any other Person.  The above time limitation is not intended to modify Executive’s duties under law to refrain from divulging or revealing any information which is protected under state and federal laws and regulations, including but not limited to information regarding Napa’s and Bank’s customers, consumers and employees, or Executive’s duty hereunder not to any time, directly or indirectly, divulge, reveal or communicate to any Person any Confidential Information with respect to which Napa or Bank has confidentiality obligations to a third party by contract or otherwise.  In the event of a dispute regarding liability for divulging information which is protected under state and federal laws and regulations, the burden will be on Executive to prove such information was not divulged in violation of the relevant laws or regulations.  For purposes of this Agreement, “Confidential Information” means any proprietary or confidential information of the Napa or Bank, whether or not labeled confidential, including, but not limited to, information (whether in written, oral, electronic or graphic form) concerning Napa’s and Bank’s businesses, transactions, contracts, operations, products, services, costs and prices, lists of actual or prospective clients (including knowledge of their financial condition and their financial needs), suppliers, strategies, development and expansion plans, financial condition and performance, financial data, marketing plans, budgets, personnel, relationships with regulatory and self-regulatory bodies, policies, plans, procedures and other non-public matters.  Confidential Information shall not, however, include information that (i) is or becomes generally available to the public other than as a result of disclosure by Executive, or (ii) is or has become available to Executive on a non-confidential basis from a source other than the Napa, Bank or any of their respective Affiliates or any other person who Executive knows, or has reason to know, is bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation to either Napa or Bank or any of their respective Affiliates.  Upon termination of Executive’s relationship with Napa or Bank, Executive shall immediately return to Bank or destroy any and all Confidential Information in her possession or under her control, including, without limitation, all records, files, reports, manuals, drawings, designs, computer files in any media, analyses, summaries, notes or other documents or work papers (and all copies, summaries and abstracts thereof) containing or based upon any Confidential Information, whether prepared by the Company or any other Person.

(c)                                  Legally Required Disclosure.  If Executive is requested or required by any tribunal or government agency (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process), to disclose any Confidential Information that would violate the other provisions of this Agreement, Executive shall provide Bank with prompt notice of any such request or requirement and shall provide, at Bank’s expense, such reasonable cooperation as Bank may request so that Bank may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement as it would apply to such requested or required disclosure.  If, in the absence of a protective order or other remedy or the receipt of a written waiver from Bank, Executive is nonetheless legally compelled to disclose Confidential Information to any tribunal or government agency, Executive may, without liability hereunder, disclose to such tribunal or government agency only that portion of Confidential Information which is legally required to be disclosed; provided that Executive exercises her reasonable efforts to preserve the confidentiality of such Confidential Information, including, without limitation, by reasonably cooperating with Bank, at its expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information by such tribunal or government agency.

(d)                                 Separate Covenants.  The terms and provisions of the covenants contained in this Section 9 above are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, the validity or the enforceability of any other provision of this Agreement shall not thereby be affected.  If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) contained in the preceding paragraphs of this Section 9, then such unenforceable covenants (or any such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.

(e)                                  Reformation.  Each party hereto acknowledges that the potential restrictions on Executive’s future activities imposed by the covenants in this Section 9 are reasonable in both duration and geographic scope and in all other respects.  In the event that the provisions of this Section 9 should ever be deemed to exceed the duration or geographic limitations or scope permitted by applicable law, then such provisions shall be reformed to the maximum time or geographic limitations or scope, as the case may be, permitted by applicable law, and each party agrees that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

(f)                                   Specific Performance.  Executive acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Section 9 and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that Bank shall, in addition to any other rights or remedies which it may have at law or in equity, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to restrain Executive from violating any of such provisions of this Agreement.  In connection with any action or proceeding for such equitable or injunctive relief, Executive hereby waives any claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each such provision of this Section 9 specifically enforced against Executive, without the necessity of posting bond or other security against Executive, and consents to the entry of equitable or injunctive relief against Executive enjoining or restraining any breach or threatened breach of any of the provisions of this Section 9.

(g)                                  Executive expressly acknowledges and agrees that this Section 9 is effective and binding on Executive for the period stated herein whether Executive is terminated before or after the Closing Date.  Executive further expressly acknowledges and agrees that Bank’s offer of employment through this Agreement, among other things, is adequate consideration for this Section 9.

10.                               Waivers not to be Continued. Any waiver by a party of any breach of this Agreement by the other party shall not be construed as a continuing waiver or as consent to any subsequent breach by the other party.

11.                               Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, with postage prepaid, to the following addresses or to such other address as either party may designate by like notice.

A.                                    If to the Bank, to:

Bank of Marin

504 Redwood Blvd., #100

Novato, CA  94947

Facsimile: 415/884-9153

B.                                    If to Executive, to:

Diane Bishofbeger:

[*]

and to such other or additional person or persons as either party shall have designated to the other party in writing by like notice.

12.                               Arbitration. The parties agree that any and all disputes, controversies or claims of any kind or nature, including but not limited to any arising out of or in any way related to Executive’s employment with or separation from the Bank, shall be submitted to binding arbitration under the auspices and rules of the American Arbitration Association (“AAA”) in Marin County, California.  Included within this provision are any claims alleging fraud in the inducement of this Agreement, or relating to the general validity or enforceability of this Agreement, or claims based on a violation of any local, state or federal law, such as claims for discrimination or civil rights violations under Title VII of the Civil Rights Act of 1964, the California Fair Employment and Housing Act, the Age Discrimination in Employment Act and the Americans with Disabilities Act.  The parties shall each bear their own costs and attorneys’ fees incurred in conducting the arbitration and, except for such disputes where Executive asserts a claim under a state or federal statute prohibiting discrimination in employment (“a Statutory Claim”), or unless required otherwise by applicable law, shall split equally the fees and administrative costs charged by the arbitrator and AAA.  In disputes where Executive asserts a Statutory Claim against the Bank, Executive shall be required to pay only the AAA filing fee to the extent such filing fee does not exceed the fee to file a complaint in state or federal court.  The Bank shall pay the balance of the arbitrator’s fees and administrative costs.  The prevailing party in the arbitration, as determined by the arbitrator, shall be entitled to recover her or its reasonable attorneys’ fees and costs, including the costs or fees charged by the arbitrator and AAA.  In disputes where the Executive asserts a Statutory Claim, reasonable attorneys’ fees shall be awarded by the arbitrator based on the same standard as such fees would be awarded if the Statutory Claim had been asserted in state or federal court.  Judgment upon an award rendered by the arbitrator may be entered in any competent court having jurisdiction over the dispute. Executive understands that arbitration is in lieu of any and all other civil legal proceedings and that she is waiving any right she may have to resolve disputes through court or trial by jury.

13.                               General Provisions.

(a)                                 This Agreement constitutes the entire agreement by the parties with respect to the subject matter hereof, and supersedes and replaces all prior agreements among or between the parties, unless otherwise provided herein. No amendment, waiver or termination of any of the provisions hereof shall be effective unless in writing and signed by the party against whom it is sought to be enforced. Any written amendment, waiver, or termination hereof executed by the Bank and Executive shall be binding upon them and upon all other Persons, without the necessity of securing the consent of any other Person, and no Person shall be deemed to be a third-party beneficiary under this Agreement.

(b)                                 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same Agreement.

(c)                                  Except as otherwise expressly set forth herein, no failure on the part of any party hereto to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(d)                                 The headings of the Sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or modify any of the terms or provisions hereof.

(e)                                  If for any reason any provision of this Agreement is held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, such invalidity or unenforceability shall in no way effect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

(f)                                   This Agreement shall be governed and construed and the legal relationships of the parties determined in accordance with the laws of the State of California applicable to contracts executed and to be performed solely in the State of California.

(g)                                  The Bank shall require any successor in interest (whether direct or indirect or as a result of purchase, merger, consolidation, change in control or otherwise) to all or substantially all of the business and/or assets of the Bank to expressly assume and agree to perform the obligations under this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession had taken place.

(h)                                 Executive acknowledges that she has been encouraged to consult with legal counsel of Executive’s choosing concerning the terms of this Agreement prior to executing this Agreement. Executive acknowledges that this Agreement has been prepared by  Stuart Moore Staub, which has served as counsel to the Bank in this matter and not as counsel to Executive.  Any failure by Executive to consult with competent counsel prior to executing this Agreement shall not be a basis for rescinding or otherwise avoiding the binding effect of this Agreement. The parties acknowledge that they are entering into this Agreement freely and voluntarily, with full understanding of the terms of this Agreement. Interpretation of the terms and provisions of this Agreement shall not be construed for or against either party on the basis of the identity of the party who drafted the terms or provisions in question.

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[Signature page to Employment Agreement — Bishofberger]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ATTEST:	BANK OF MARIN

/s/ Shirley Pettit	/s/ Russell A. Colombo
By: Russell A. Colombo
Its: President and Chief Executive Officer

THE EXECUTIVE

/s/ Michael Lundstrom	/s/ Diane Bishofberger
Witness	Diane Bishofberger